EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A

GENERAL SHAREHOLDERS` MEETING RESOLUTIONS

We hereby announce that the following matters were presented at the Annual General Shareholders’ Meeting and Extraordinary Shareholders` Meeting held on April 23, 2007:

Annual Shareholders’ Meeting:

1)	Approval of Embraer’s Management Report, Financial Statements and the Independent Auditors’ Report relative to the fiscal year ended December 31, 2006.

2)	Approval of the proposal to allocate the net income for the financial year ended December 31, 2006 in the amount of R$589,968,233.96 in the manner in which the proposal was presented:

a)
Ratification of the amount of R$35,560,979.82 and R$291,770,541.25 as intermediate dividends and interest on shareholders’ equity, R$114,440,515.39 having been distributed in the first half of 2006 and R$177,330,025.86 in the second half of 2006, included in the computation of the compulsory dividends.

b)	Constitution of a statutory reserve in the amount of R$29,498,411.70, corresponding to 5% of the net income, under the terms of Article 193 of Law 6404/76.

c)	Transfer of the balance of R$233,138,301.19, to the reserve for investments and working capital, in accordance with the Company’s Bylaws.

3)
Election of the Audit Board (Conselho Fiscal), with a mandate extending to the next General Meeting in 2008, the following members: (i) Rolf Von Paraski, Brazilian, married, economist, as a member and José Roberto Gerbasi de Andrade, Brazilian, married, accountant, as his alternate. (ii) Geraldo Humberto de Araujo, Brazilian, married, banker and economist, as a member and Tarcísio Luiz Silva Fontenele, Brazilian, married, lawyer, as his alternate. (iii) Taiki Hirashima, Brazilian, married, accountant, as a member and Guillermo Oscar Braunbeck, Argentinean, single, economist, as his alternate. (iv) Eduardo Coutinho Guerra, Brazilian, married, government employee, as a member and Leandro Giacomazzo, Brazilian, married, business administrator, as his alternate. (v) Alberto Carlos Monteiro dos Anjos, Brazilian, married, accountant, as a member and Carla Alessandra Trematore, Brazilian, single, holder of a degree in computer science as his alternate. Rolf Von Paraski was nominated President of the Audit Board and Geraldo Humberto de Araujo was nominated Vice President.

4)
Approval of the monthly remuneration of R$8,800.00 for the Audit Board members to be paid until the next General Shareholders Meeting regarding fiscal year 2007 results, not including the 50% additional remuneration payable to the member designated by the Board of Directors as the Audit Board’s “financial expert,” (as defined by the rules of the U. S. Securities and Exchange Commission) which will receive a monthly remuneration of R$13,200.00.

5)
Approval of an overall annual amount of R$50.0 million for remuneration of the officers, to be allocated individually by the Board of Directors in accordance with the second paragraph of Article 34 of the Company’s Bylaws.

Extraordinary Shareholders’ Meeting

1)	Confirmed the increase in the Company’s capital stock in the amount of R$11,119,509.06, as approved by the Board of Directors at its meetings held in September and December 2006 and March 2007

2)	Approved to amend the Company’s bylaws, as a result of the confirmation of the increase in capital stock, arising from the exercise of stock options, which will come to have the following wording:

“Article 6 - The capital stock of the Company, subscribed and fully paid in is four billion, seven hundred and eighty-two million, eight hundred and forty-five thousand, five hundred and sixty-three reais and seventy-two cents (R$4,782,845,563.72), divided into seven hundred and thirty-nine million, nine hundred and three thousand and nine hundred and fourteen (739,903,914) common shares, with one Golden Share (Article 9), all without par value.”

3) Approved to amend the Company’s bylaws, in order to remove Article 10 and its sole paragraph and include them, with amendments, as paragraph 3 and paragraph 4 of Article 7, renumbering, as a consequence, the remaining articles of the bylaws, with Article 7 to read as follows:

“ARTICLE 7 - The capital stock can be increased, in accordance with Article 168 of Law 6404/76, through the issuance of up to 1,000,000,000 new common shares, on the decision of the Board of Directors, independent of an amendment to the bylaws amendment.

PARAGRAPH 1 - It will be the board of directors’ responsibility to set the price and number of shares to be issued, as well as the term and conditions for paying in, but subscription in property will depend on the approval of the appraisal report by the general shareholders’ meeting, in accordance with the law.

PARAGRAPH 2 - Within the limit of the authorized capital, the board of directors can:

a)	Decide regarding the issuance of subscription warrants; and

b)
In accordance with the plan approved by the general shareholders’ meeting, grant an option to buy shares to administrators or employees of the Company or of a subsidiary, without the shareholders having a preemptive right to acquire these shares, and

d)	Approve an increase of the capital stock through the capitalization of profits or reserves, with or without bonus shares.

PARAGRAPH 3 - The issuance of shares for the increase of the capital stock, within the limit authorized in the main part of this article, the placement of which may be done through sale on a stock exchange or by a public subscription, may exclude the right of first refusal for former shareholders, or may reduce the term for exercise thereof.

PARAGRAPH 4 - The terms in the paragraph above apply, equally, to the issuance of bonds convertible into shares and subscription warrants, except if these are given, as an additional advantage, to those who subscribe for shares or bonds convertible into shares.”

4)	Approved the consolidation of the Company’s bylaws, with the elimination of Article 10 and its sole paragraph and its presentation as paragraphs 3 and 4 of Article 7.

São José dos Campos, April 23, 2007

/S/ ANTONIO LUIZ PIZARRO MANSO
ANTONIO LUIZ PIZARRO MANSO
Executive Vice President Corporate & CFO